Exhibit 99.1

Alibaba Group Announces September Quarter 2021 Results

Hangzhou, China, November 18, 2021 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended September

30, 2021.

“This quarter, Alibaba continued to firmly invest into our three strategic pillars of domestic consumption, globalization, and cloud computing to establish solid foundations for our long-term goal of sustainable growth in the future,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Our global annual active consumers across the Alibaba Ecosystem reached approximately 1.24 billion, with a quarterly net increase of 62 million consumers, and we are on track to achieve our longer-term target of serving two billion consumers globally.”

“We recorded revenue growth of 29% year-over-year, driven by performance of our diversified businesses,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “During this quarter, our continued investments in key strategic areas have resulted in robust growth for these young businesses.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2021:

•	Revenue was RMB200,690 million (US$31,147 million), an increase of 29% year-over-year. Excluding the consolidation of Sun Art, our revenue would have grown 16% year-over-year to RMB180,438 million (US$28,004 million). Aggregate revenue of our international commerce retail and international commerce wholesale was RMB15,092 million (US$2,342 million), an increase of 34% year-over-year. Our cloud computing revenue was RMB20,007 million (US$3,105 million), an increase of 33% year-over-year.

•	Annual active consumers (“AACs”) of the Alibaba Ecosystem across the world reached approximately 1.24 billion for the twelve months ended September 30, 2021, an increase of approximately 62 million from the twelve months ended June 30, 2021. This includes 953 million consumers in China and 285 million consumers overseas, representing a quarterly net increase of 41 million and 20 million, respectively.

•	Income from operations was RMB15,006 million (US$2,329 million), an increase of 10% year- over-year due to a RMB15,690 million decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees. We excluded share-based compensation expense from our non-GAAP measurements. Adjusted EBITDA, a non-GAAP measurement, decreased 27% year-over-year to RMB34,840 million (US$5,407 million). Adjusted EBITA, a non- GAAP measurement, decreased 32% year-over-year to RMB28,033 million (US$4,351 million). The year-over-year decreases were primarily due to our increased investments in key strategic areas that have exhibited robust growth in operations, as well as our support to merchants. These investments in key strategic areas within our commerce segment, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, increased by RMB12,575 million year-over-year.

•	Excluding the impact of these investments, profits of our commerce segment would have remained stable year-over-year.

•	Net income attributable to ordinary shareholders was RMB5,367 million (US$833 million) and net income was RMB3,377 million (US$524 million). Non-GAAP net income was RMB28,524 million (US$4,427 million), a decrease of 39% year-over-year.

•	Diluted earnings per ADS was RMB1.97 (US$0.31) and diluted earnings per share was RMB0.25 (US$0.04 or HK$0.30). Non-GAAP diluted earnings per ADS was RMB11.20 (US$1.74), a decrease of 38% year-over-year and non-GAAP diluted earnings per share was RMB1.40 (US$0.22 or HK$1.68), a decrease of 38% year-over-year.

•	Net cash provided by operating activities was RMB35,830 million (US$5,561 million). Non- GAAP free cash flow was RMB22,239 million (US$3,451 million), a decrease compared to RMB40,540 million in the same quarter of 2020, mainly due to a decrease in profit as a result of our increased investments in key strategic areas.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Guidance

The guidance below is a forward-looking statement that reflects assumptions that we believe to be reasonable as of the date of this announcement and involve inherent risks and uncertainties, many of which we are not able to predict or control. Based on our current view of macroeconomic conditions and the competitive landscape, and subject to the uncertainties highlighted under the section entitled “Safe Harbor Statements” below, we are revising our fiscal year 2022 revenue guidance. We expect our fiscal year 2022 revenue to grow 20% to 23% year-over-year.

BUSINESS AND STRATEGIC UPDATES

Commerce

China Retail Marketplaces – comprehensive product supply and engaging user experience to target the diverse demands of consumers in China

For the twelve months ended September 30, 2021, there were approximately 863 million AACs on our China retail marketplaces and New Retail businesses, with increasing percentage of new consumers from lower-tier cities, which reflect our success in broadening product offerings to meet diverse consumer demand.

For the quarter ended September 30, 2021, we recorded single-digit physical goods GMV year-over-year growth, primarily due to slowing market conditions and more players in the China e-commerce market. By categories, physical goods GMV growth was slower in the apparel and accessories category, but continued to be resilient in the consumer electronics and home furnishing categories.

Taobao Deals (淘特) continues to exhibit robust user growth by providing consumers with more high quality, value-for-money products, enriching food and beverage offerings sourced from our Community Marketplaces business, and reducing delivery costs as well as improving delivery experience for consumers in lower-tier cities. For example, Taobao Deals launched programs that incentivize bundling purchases of products delivered from self-operated warehouses, which reduce costs and improve delivery experience for consumers. For the twelve months ended September 30, 2021, there were over 240 million AACs on Taobao Deals with increasing percentage of new consumers from lower-tier cities.

In November 2021, we celebrated the thirteenth annual 11.11 Global Shopping Festival, which generated RMB540.3 billion in GMV, excluding unpaid orders, during the 11-day campaign. We are leveraging the power of the festival as a platform to fulfill our social responsibility and build a sustainable future. This year’s festival is also more inclusive. Among a record of 290,000 brands that participated in the 11.11 Global Shopping Festival this year, 65% are small and medium-sized businesses, manufacturers from industrial belts and new brands. In addition, a dedicated eco-friendly vertical on Tmall featured 500,000 products with official Green Product Certification from more than 2,000 merchants.

New Retail – multi-format New Retail businesses built on an expanding digital supply chain and increasingly diversified fulfillment services

Our Community Marketplaces business continues to expand coverage into lower-tier cities and grow rapidly, with GMV growing over 150% quarter-over-quarter. We continue to strengthen consumer experience by enhancing quality product supply and on-time delivery. In this business, we are able to leverage the supply chain capabilities of Sun Art, which has strong regional procurement and supply chain capabilities in the perishables, FMCG and general merchandise categories.

Local Consumer Services – healthy order growth supported by growing merchant base

During the quarter, Ele.me continued to invest in user acquisitions and user experience enhancements that resulted in strong AAC growth of 28% year-over-year. Order volume growth was also strong at over 30% year-over-year, with increasing percentage from non-restaurant orders, driven by fast growth in number of merchants as well as user penetration. Order growth was particularly strong in the grocery and healthcare categories.

Cainiao Network – improving efficiency across the Alibaba Ecosystem and the logistics industry in China and internationally

Cainiao Network continues to expand its global infrastructure by strengthening its end-to-end logistics capabilities, including international freight service, destination warehousing and fulfilment, and last-mile delivery service enablement. As of September 30, 2021, Cainiao operated over 3 million square meters of warehouses dedicated to cross-border businesses. Cainiao has launched initiatives to improve the shopping experience for international consumers by launching self-pickup lockers in four European countries where AliExpress has operations.

Cainiao Post continues to expand its coverage into less-developed areas of China to improve delivery efficiency. As of September 30, 2021, Cainiao Post covered more than 1,000 counties and towns in less- developed areas of China with the number of daily packages handled in these markets growing over 280% year-over-year.

International Commerce – robust growth of multiple platforms in key international markets

In September 2021, our international commerce retail business, mainly including Lazada, AliExpress, Trendyol and Daraz, grew rapidly to achieve approximately 285 million AACs in the twelve months ended September 30, 2021, representing a quarterly net increase of 20 million. Both international commerce retail and international commerce wholesale demonstrated a robust growth in the September quarter, with aggregate year-over-year revenue increase of 34% to RMB15,092 million (US$2,342 million).

Lazada, our Southeast Asia e-commerce platform, continues to empower brands and merchants with localized market insights and to accelerate onboarding of local merchants in their respective markets. The increase in assortment of local and global product supply has resulted in stronger consumer mindshare and user stickiness as evidenced by improving user visit frequency for the last seven consecutive quarters. For the quarter ended September 30, 2021, Lazada recorded over 82% year-over-year order growth.

Trendyol, the biggest e-commerce platform in Turkey with best-in-class in-house logistics, is rapidly growing its local services and wallet businesses. Trendyol has a leading market position in Turkey and recorded robust GMV growth of over 80% year-over-year based on constant currency in the quarter ended September 30, 2021.

Cloud Computing

In the September quarter, our cloud computing revenue grew 33% year-over-year to RMB20,007 million (US$3,105 million), primarily driven by strong growth in revenue from customers in the Internet, financial services and retail industries.

Products

During our 2021 Apsara Conference held in October, we unveiled several new products and technology upgrades. Highlights include:

•	Yitian 710 Server Chip: We announced a new in-house processor designed for use at our data centers. The server chips, named Yitian 710, deliver exceptional computing performance and energy efficiency. Together with our global partners including Intel, Nvidia, AMD and ARM, we will continue to innovate our computing infrastructure and offer diverse computing services to our global customers.

•	X-Dragon Architecture: In the fourth generation X-Dragon architecture, we unveiled the industry’s only large-scale Remote Direct Memory Access (RDMA) networking capability with a latency as low as 5 microseconds, which will further accelerate data intensive applications on the cloud.

Technology

Alibaba Cloud’s unique advantages are its proprietary technology and Alibaba Group’s continued commitment to invest in research and development in new product offerings and industry-specific solutions for our customers and partners. Highlights of our proprietary technologies in the quarter include:

•	Database: Our proprietary technologies have consistently won recognition from leading research and advisory organizations. For example, Alibaba Cloud continues to be the top-ranking cloud relational database operator in China, according to IDC’s 2020 China Relational Database Market Research Report.

•	Open Source Anolis OS: Alibaba Cloud announced the new operating system Anolis OS. Anolis OS is completely open source and provides services through vendors and community. Alibaba Cloud plans to invest RMB2 billion in Anolis OS that provides technology and services to our ecosystem.

Digital Media and Entertainment

In the September quarter, Youku’s daily average subscriber base increased 14% year-over-year, driven primarily by quality content and continued contribution from the 88VIP membership program.

Alibaba Pictures has consistently shown its solid track record in content investment and distribution. For example, Alibaba Pictures participated in the production and distribution of almost all of China’s major box office hits during the Golden Week holiday in October.

Cash Flow from Operating Activities and Free Cash Flow

In the quarter ended September 30, 2021, net cash provided by operating activities was RMB35,830 million (US$5,561 million), a decrease of 34% compared to RMB54,296 million in the same quarter of 2020. Free cash flow, a non-GAAP measurement of liquidity, decreased by 45% to RMB22,239 million (US$3,451 million), from RMB40,540 million in the same quarter of 2020, mainly due to a decrease in profit as a result of our increased investments in key strategic areas. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Share Repurchases

During the September quarter, we repurchased approximately 26.9 million of our ADSs (the equivalent of approximately 214.9 million of our ordinary shares) for approximately US$5,147.5 million under our share repurchase program.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2020	2021
				YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	155,059	200,690	31,147	29%
Income from operations	13,634	15,006	2,329	10	%(2)
Operating margin	9%	7%
Adjusted EBITDA(1)	47,525	34,840	5,407	(27	)%(3)
Adjusted EBITDA margin(1)	31%	17%
Adjusted EBITA(1)	41,216	28,033	4,351	(32	)%(3)
Adjusted EBITA margin(1)	27%	14%
Net income	26,524	3,377	524	(87	)% (4)
Net income attributable to ordinary shareholders	28,769	5,367	833	(81	)%(4)
Non-GAAP net income(1)	47,088	28,524	4,427	(39	)%(3)
Diluted earnings per share(5)	1.31	0.25	0.04	(81	)%(4)
Diluted earnings per ADS(5)	10.48	1.97	0.31	(81	)%(4)
Non-GAAP diluted earnings per share(1) (5)	2.25	1.40	0.22	(38	)% (3)
Non-GAAP diluted earnings per ADS(1) (5)	17.97	11.20	1.74	(38	)% (3)

(1)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non- GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year increase was primarily due to a RMB15,690 million decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees (see “Cost and Expenses – Share-based Compensation Expense” below). We excluded share-based compensation expense from our non-GAAP measurements.

(3)	The year-over-year decreases were primarily due to our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, that have exhibited robust growth in operations, as well as our support to merchants.

(4)	The year-over-year decreases were primarily due to net losses arising from changes in market prices of our equity investments in publicly-traded companies in the quarter ended September 30, 2021, compared to net gains in the same quarter of 2020, as well as our increased investments in key strategic areas and support to merchants as mentioned above, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

(5)	Each ADS represents eight ordinary shares.

SEPTEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2021
	Commerce(1)		Cloud computing(2)	Digital media and entertainment	Innovation initiatives and others(2)	Unallocated(3)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	171,170		20,007	8,081	1,432	—	200,690	31,147
Income (Loss) from operations	25,617		(1,985)	(1,700)	(3,904)	(3,022)	15,006	2,329
Add: Share-based compensation expense	5,025		2,377	566	1,008	1,145	10,121	1,571
Add: Amortization of intangible assets	2,628		4	203	14	57	2,906	451
Adjusted EBITA	33,270	(4)	396	(931)	(2,882)	(1,820)	28,033	4,351
Adjusted EBITA margin	19%		2%	(12)%	(201)%		14%

	Three months ended September 30, 2020
	Commerce(1)		Cloud computing(2)	Digital media and entertainment	Innovation initiatives and others(2)	Unallocated(3)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	130,922		15,029	8,066	1,042	—	155,059
Income (Loss) from operations	30,894		(5,107)	(2,351)	(2,971)	(6,831)	13,634
Add: Share-based compensation expense	12,483		4,535	1,413	980	5,283	24,694
Add: Amortization of intangible assets	2,581		5	228	21	53	2,888
Adjusted EBITA	45,958	(4)	(567)	(710)	(1,970)	(1,495)	41,216
Adjusted EBITA margin	35%		(4)%	(9)%	(189)%		27%

(1)	The “Commerce” segment was previously referred to as the “Core commerce” segment.

(2)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

(3)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(4)	Commerce adjusted EBITA before key strategic investments was RMB52,241 million (US$8,108 million), compared to RMB52,354 million in the same quarter of 2020. Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly. “Commerce adjusted EBITA before key strategic investments” was previously referred to as “Marketplace-based core commerce adjusted EBITA”. A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this results announcement.

SEPTEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended September 30, 2021 was RMB200,690 million (US$31,147 million), an increase of 29% compared to RMB155,059 million in the same quarter of 2020. The increase was mainly driven by the revenue growth of our China commerce retail business, which includes the consolidation of Sun Art starting in October 2020, and the revenue growth of our cloud computing business. Excluding the consolidation of Sun Art, our revenue would have grown 16% year-over-year to RMB180,438 million (US$28,004 million).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2020		2021
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Commerce:
China commerce retail
- Customer management	69,338	45%	71,695	11,127	36%	3%
- Others(1)	26,132	17%	55,132	8,556	27%	111%
	95,470	62%	126,827	19,683	63%	33%
China commerce wholesale	3,637	2%	4,174	648	2%	15%
International commerce retail	7,789	5%	10,375	1,610	5%	33%
International commerce wholesale	3,510	2%	4,717	732	2%	34%
Cainiao logistics services	8,226	5%	9,846	1,528	5%	20%
Local Consumer Services	8,839	6%	9,513	1,476	5%	8%
Others	3,451	2%	5,718	888	3%	66%
Total commerce	130,922	84%	171,170	26,565	85%	31%
Cloud computing(2)	15,029	10%	20,007	3,105	10%	33%
Digital media and entertainment	8,066	5%	8,081	1,254	4%	0%
Innovation initiatives and others(2)	1,042	1%	1,432	223	1%	37%
Total	155,059	100%	200,690	31,147	100%	29%

(1)	“Others” revenue under China commerce retail is primarily generated by our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo and direct import, where revenue and the cost of inventory are recorded on a gross basis. We started consolidating Sun Art in October 2020.

(2)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

Commerce

•	China commerce retail business

Revenue from our China commerce retail business in the quarter ended September 30, 2021 was RMB126,827 million (US$19,683 million), an increase of 33% compared to RMB95,470 million in the same quarter of 2020. Customer management revenue grew 3% year-over-year, primarily due to single-digit physical goods GMV growth that resulted from slowing market conditions and more players in the China e-commerce market.

“Others” revenue under China commerce retail business was RMB55,132 million (US$8,556 million), achieving year-over-year growth of 111% compared to RMB26,132 million in the same quarter of 2020. The increase was primarily driven by the consolidation of Sun Art, as well as the contributions from our direct sales businesses, such as Tmall Supermarket and Freshippo.

•	China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2021 was RMB4,174 million (US$648 million), an increase of 15% compared to RMB3,637 million in the same quarter of 2020. The increase was primarily due to increase in paying members’ spending on value-added services on 1688.com.

•	International commerce retail business

Revenue from our international commerce retail business in the quarter ended September 30, 2021 was RMB10,375 million (US$1,610 million), an increase of 33% compared to RMB7,789 million in the same quarter of 2020. The increase was primarily due to the growth in revenue generated by Lazada and AliExpress.

•	International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended September 30, 2021 was RMB4,717 million (US$732 million), an increase of 34% compared to RMB3,510 million in the same quarter of 2020. The increase was primarily due to increases in both the number of paying members and average revenue from paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•	Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB9,846 million (US$1,528 million) in the quarter ended September 30, 2021, an increase of 20% compared to RMB8,226 million in the same quarter of 2020, primarily due to the increase in volume of orders fulfilled from our fast growing cross- border and international commerce retail businesses.

•	Local Consumer Services

Revenue from Local Consumer Services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by Ele.me and after elimination of inter-company transactions which includes services provided to our New Retail businesses, was RMB9,513 million (US$1,476 million) in the quarter ended September 30, 2021, an increase of 8% compared to RMB8,839 million in the same quarter of 2020, primarily due to an increase in GMV, partly offset by an increase in subsidies that was contra revenue.

Cloud computing

Revenue from our cloud computing business in the quarter ended September 30, 2021 was RMB20,007 million (US$3,105 million), an increase of 33% compared to RMB15,029 million in the same quarter of 2020, primarily driven by strong growth in revenue from customers in the Internet, financial services and retail industries.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended September 30, 2021 was RMB8,081 million (US$1,254 million), compared to RMB8,066 million in the same quarter of 2020.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended September 30, 2021 was RMB1,432 million (US$223 million), an increase of 37% compared to RMB1,042 million in the same quarter of 2020.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,
						% of
	2020		2021			Revenue
		% of			% of	YoY
	RMB	Revenue	RMB	US$	Revenue	change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	89,960	58%	129,750	20,137	64%	6%
Product development expenses	19,245	12%	15,297	2,374	8%	(4)%
Sales and marketing expenses	17,371	11%	28,857	4,479	14%	3%
General and administrative expenses	11,961	8%	8,874	1,377	5%	(3)%
Amortization of intangible assets	2,888	2%	2,906	451	2%	0%
Total costs and expenses	141,425	91%	185,684	28,818	93%	2%
Share-based compensation expense:
Cost of revenue	5,397	4%	2,419	375	1%	(3)%
Product development expenses	10,542	6%	4,446	690	2%	(4)%
Sales and marketing expenses	2,499	2%	1,237	192	1%	(1)%
General and administrative expenses	6,256	4%	2,019	314	1%	(3)%
Total share-based compensation expense	24,694	16%	10,121	1,571	5%	(11)%
Costs and expenses excluding share-based compensation expense:
Cost of revenue	84,563	54%	127,331	19,762	63%	9%
Product development expenses	8,703	6%	10,851	1,684	6%	0%
Sales and marketing expenses	14,872	9%	27,620	4,287	13%	4%
General and administrative expenses	5,705	4%	6,855	1,063	4%	0%
Amortization of intangible assets	2,888	2%	2,906	451	2%	0%
Total costs and expenses excluding share-based compensation expense	116,731	75%	175,563	27,247	88%	13%

Cost of revenue – Cost of revenue in the quarter ended September 30, 2021 was RMB129,750 million (US$20,137 million), or 64% of revenue, compared to RMB89,960 million, or 58% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 54% in the quarter ended September 30, 2020 to 63% in the quarter ended September 30, 2021. The increase was primarily attributable to the higher proportion of our direct sales businesses, mainly from the consolidation of Sun Art, which resulted in increased cost of inventory.

Product development expenses – Product development expenses in the quarter ended September 30, 2021 were RMB15,297 million (US$2,374 million), or 8% of revenue, compared to RMB19,245 million, or 12% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in the quarter ended September 30, 2021 and the same quarter last year.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended September 30, 2021 were RMB28,857 million (US$4,479 million), or 14% of revenue, compared to RMB17,371 million, or 11% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 9% in the quarter ended September 30, 2020 to 13% in the quarter ended September 30, 2021. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and engagement for our mobile commerce apps, such as Taobao Deals, Taobao, Lazada and Ele.me.

General and administrative expenses – General and administrative expenses in the quarter ended September 30, 2021 were RMB8,874 million (US$1,377 million), or 5% of revenue, compared to RMB11,961 million, or 8% of revenue, in the same quarter of 2020. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 4% in the quarter ended September 30, 2021 and the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2021 was RMB10,121 million (US$1,571 million), a decrease of 59% compared to RMB24,694 million in the same quarter of 2020. Share-based compensation expense as a percentage of revenue decreased to 5% in the quarter ended September 30, 2021, as compared to 16% in the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2020		June 30, 2021		September 30, 2021			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	7,703	5%	6,693	3%	8,412	1,306	4%	9%	26%
Ant Group share-based awards(2)	16,056	10%	392	0%	366	57	0%	(98)%	(7)%
Others(3)	935	1%	726	1%	1,343	208	1%	44%	85%
Total share-based compensation expense	24,694	16%	7,811	4%	10,121	1,571	5%	(59)%	30%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards increased in this quarter compared to the previous quarter, mainly due to the full quarter effect of the expense arising from the annual performance-based awards granted in the middle of the previous quarter.

Share-based compensation expense related to Ant Group share-based awards decreased significantly in this quarter as compared to the quarter ended September 30, 2020, mainly due to the recognition of an increase in the value of these awards in the quarter ended September 30, 2020.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended September 30, 2021 was RMB2,906 million (US$451 million), an increase of 1% from RMB2,888 million in the same quarter of 2020.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2021 was RMB15,006 million (US$2,329 million), or 7% of revenue, an increase of 10% compared to RMB13,634 million, or 9% of revenue, in the same quarter of 2020, primarily due to a RMB15,690 million decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 27% year-over-year to RMB34,840 million (US$5,407 million) in the quarter ended September 30, 2021, compared to RMB47,525 million in the same quarter of 2020. Adjusted EBITA decreased 32% year-over-year to RMB28,033 million (US$4,351 million) in the quarter ended September 30, 2021, compared to RMB41,216 million in the same quarter of 2020. The year-over-year decreases were primarily due to our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, that have exhibited robust growth in operations, as well as our support to merchants. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information by Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Three months ended September 30,
	2020		2021
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

		(in millions, except percentages)
Commerce	45,958	35%	33,270	5,163	19%
Cloud computing(1)	(567)	(4)%	396	61	2%
Digital media and entertainment	(710)	(9)%	(931)	(144)	(12)%
Innovation initiatives and others(1)	(1,970)	(189)%	(2,882)	(447)	(201)%

(1)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

Commerce segment – Adjusted EBITA decreased by 28% to RMB33,270 million (US$5,163 million) in the quarter ended September 30, 2021, compared to RMB45,958 million in the same quarter of 2020, primarily due to our increased investments in key strategic areas, such as Taobao Deals, Local Consumer Services, Community Marketplaces and Lazada, to strengthen consumer experience, enhance loyalty, penetrate into less-developed areas in China and further expand our presence internationally. Commerce adjusted EBITA before key strategic investments was RMB52,241 million (US$8,108 million), compared to RMB52,354 million in the same quarter of 2020, primarily reflecting our support to merchants as well as increased spending on user acquisition and engagement on our marketplaces.

Adjusted EBITA margin decreased from 35% in the quarter ended September 30, 2020 to 19% in the quarter ended September 30, 2021, primarily due to the consolidation of Sun Art and our increased investments in key strategic areas.

Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly. A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this results announcement.

We expect that our commerce adjusted EBITA margin will continue to be affected by the pace of our investment in key strategic areas and growth initiatives, as well as the growth of our direct sales businesses.

Cloud computing segment – Adjusted EBITA was a profit of RMB396 million (US$61 million) in the quarter ended September 30, 2021, compared to a loss of RMB567 million in the same quarter of 2020, primarily attributable to the realization of economies of scale.

Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation. Because DingTalk remains in the investment phase, the reclassification of DingTalk’s financials resulted in lowering of cloud computing profitability and did not materially add to revenue.

Digital media and entertainment segment – Adjusted EBITA in the quarter ended September 30, 2021 was a loss of RMB931 million (US$144 million), compared to a loss of RMB710 million in the same quarter of 2020. Adjusted EBITA margin was negative 12% in the quarter ended September 30, 2021, compared to negative 9% in the quarter ended September 30, 2020.

Innovation initiatives and others segment – Adjusted EBITA in the quarter ended September 30, 2021 was a loss of RMB2,882 million (US$447 million), compared to a loss of RMB1,970 million in the same quarter of 2020, primarily due to our investments in technology and innovation.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2021 was a loss of RMB11,456 million (US$1,778 million), compared to an income of RMB10,510 million in the same quarter of 2020, primarily due to net losses arising from changes in market prices of our equity investments in publicly- traded companies in the quarter ended September 30, 2021, compared to net gains in the same quarter of 2020.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended September 30, 2021 was RMB1,663 million (US$258 million), compared to RMB1,148 million in the same quarter of 2020, primarily due to the increase in net exchange gain.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2021 were RMB6,087 million (US$944 million), compared to RMB1,911 million in the same quarter of 2020. In the quarter ended September 30, 2020, tax expenses were reduced by approximately RMB6.1 billion because during that quarter certain subsidiaries were officially notified that they were approved of the Key Software Enterprise status for calendar year 2019, which entitled them to a reduced tax rate of 10%. These subsidiaries did not obtain the Key Software Enterprise status for calendar year 2020, and therefore no such adjustment of tax expenses was made in this quarter.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our share of results of equity method investees, our effective tax rate would have been 24% in the quarter ended September 30, 2021.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended September 30, 2021 was RMB5,518 million (US$856 million), compared to RMB4,244 million in the same quarter of 2020. Share of results of equity method investees in the quarter ended September 30, 2021 and the comparative periods consisted of the following:

	Three months ended
	September 30, 2020	June 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	4,681	4,494	6,504	1,009
- Others	987	2,642	(126)	(19)
Others(1)	(1,424)	(1,043)	(860)	(134)
Total	4,244	6,093	5,518	856

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investment in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of Ant Group was mainly due to an increase in net gains arising from fair value changes in the investments held by Ant Group. The decrease in share of results of other equity method investees was mainly due to the general decline in financial performance of our equity method investees.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2021 was RMB3,377 million (US$524 million), a decrease of 87% compared to RMB26,524 million in the same quarter of 2020. The year-over-year decrease was primarily due to net losses arising from changes in market prices of our equity investments in publicly- traded companies in the quarter ended September 30, 2021, compared to net gains in the same quarter of 2020, as well as our increased investments in key strategic areas and support to merchants, partly offset by the decrease in share-based compensation expense related to Ant Group share-based awards granted to our employees.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended September 30, 2021 was RMB28,524 million (US$4,427 million), a decrease of 39% compared to RMB47,088 million in the same quarter of 2020. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2021 was RMB5,367 million (US$833 million), a decrease of 81% compared to RMB28,769 million in the same quarter of 2020. The year-over-year decrease was primarily due to net losses arising from changes in market prices of our equity investments in publicly-traded companies in the quarter ended September 30, 2021, compared to net gains in the same quarter of 2020, as well as our increased investments in key strategic areas and support to merchants, partly offset by the decrease in share-based compensation expense related to Ant Group share- based awards granted to our employees.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended September 30, 2021 was RMB1.97 (US$0.31) on a weighted average of 21,794 million diluted shares outstanding during the quarter, a decrease of 81% compared to RMB10.48 on a weighted average of 21,962 million diluted shares outstanding during the same quarter in 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended September 30, 2021 was RMB11.20 (US$1.74), a decrease of 38% compared to RMB17.97 in the same quarter of 2020.

Diluted earnings per share in the quarter ended September 30, 2021 was RMB0.25 (US$0.04 or HK$0.30), a decrease of 81% compared to RMB1.31 in the same quarter of 2020. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended September 30, 2021 was RMB1.40 (US$0.22 or HK$1.68), a decrease of 38%, compared to RMB2.25 in the same quarter of 2020.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of September 30, 2021, cash, cash equivalents and short-term investments were RMB443,428 million (US$68,819 million), compared to RMB470,824 million as of June 30, 2021. The decrease in cash, cash equivalents and short-term investments during the quarter ended September 30, 2021 was primarily due to cash used in repurchase of ordinary shares of RMB33,174 million (US$5,149 million) and investment and acquisition activities of RMB22,950 million (US$3,562 million), partly offset by free cash flow generated from operations of RMB22,239 million (US$3,451 million) and cash injection from noncontrolling interests of RMB9,691 million (US$1,504 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended September 30, 2021 was RMB35,830 million (US$5,561 million), a decrease of 34% compared to RMB54,296 million in the same quarter of 2020. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2021 decreased by 45% to RMB22,239 million (US$3,451 million), from RMB40,540 million in the same quarter of 2020, mainly due to a decrease in profit as a result of our increased investments in key strategic areas. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2021, net cash used in investing activities of RMB29,773 million (US$4,621 million) primarily reflected (i) cash outflow of RMB22,950 million (US$3,562 million) for investment and acquisition activities, and (ii) capital expenditures of RMB15,938 million (US$2,474 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB3,261 million (US$506 million), partly offset by a decrease in short-term investments by RMB7,968 million (US$1,237 million),

Employees

As of September 30, 2021, we had a total of 258,578 employees, compared to 254,702 as of June 30, 2021.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on November 18, 2021.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong SAR: +852 3018 8307

China Landline: 800 820 2079

China Mobile: 400 820 6895

Conference ID: 7764117 (English)

Conference ID: 3674549 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home from November 18, 2021.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:
Rob Lin
investor@alibabagroup.com

Media Contacts:

Cathy Yan
cathy.yan@alibaba-inc.com

Liyan Chen
liyan.chen@alibaba-inc.com

Brion Tingler
brion.tingler@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.83306 to HK$1.00, the middle rate on September 30, 2021 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s expected revenue growth and ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with expanding our international and cross-border businesses and operations; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; risks associated with the performance of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; and security breaches, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), commerce adjusted EBITA before key strategic investments, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, commerce adjusted EBITA before key strategic investments, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our commerce segment, namely commerce adjusted EBITA before key strategic investments, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, commerce adjusted EBITA before key strategic investments, non- GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment and operating lease cost relating to land use rights, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Commerce adjusted EBITA before key strategic investments represents adjusted EBITA for commerce excluding the effects of (i) New Retail businesses (primarily Community Marketplaces, Freshippo, Tmall Supermarket, Sun Art and Taoxianda), (ii) Local Consumer Services, (iii) Taobao Deals, (iv) Lazada, (v) Cainiao Network, and others. Commerce adjusted EBITA before key strategic investments reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, commerce adjusted EBITA before key strategic investments enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	155,059	200,690	31,147	308,810	406,430	63,077
Cost of revenue	(89,960)	(129,750)	(20,137)	(174,483)	(253,847)	(39,396)
Product development expenses	(19,245)	(15,297)	(2,374)	(30,327)	(28,816)	(4,472)
Sales and marketing expenses	(17,371)	(28,857)	(4,479)	(31,023)	(55,893)	(8,675)
General and administrative expenses	(11,961)	(8,874)	(1,377)	(18,798)	(16,042)	(2,490)
Amortization of intangible assets	(2,888)	(2,906)	(451)	(5,840)	(5,979)	(928)
Income from operations	13,634	15,006	2,329	48,339	45,853	7,116
Interest and investment income, net	10,510	(11,456)	(1,778)	32,647	2,645	410
Interest expense	(1,101)	(1,267)	(197)	(2,224)	(2,534)	(393)
Other income, net	1,148	1,663	258	2,641	3,820	593

Income before income tax and share of results of equity method investees	24,191	3,946	612	81,403	49,784	7,726
Income tax expenses	(1,911)	(6,087)	(944)	(13,035)	(15,183)	(2,356)
Share of results of equity method investees	4,244	5,518	856	4,593	11,611	1,802

Net income	26,524	3,377	524	72,961	46,212	7,172
Net loss attributable to noncontrolling interests	2,352	2,111	328	3,448	4,344	674

Net income attributable to Alibaba Group Holding Limited	28,876	5,488	852	76,409	50,556	7,846

Accretion of mezzanine equity	(107)	(121)	(19)	(49)	(48)	(7)
Net income attributable to ordinary shareholders	28,769	5,367	833	76,360	50,508	7,839

Earnings per share attributable to ordinary shareholders(1)
Basic	1.33	0.25	0.04	3.54	2.33	0.36
Diluted	1.31	0.25	0.04	3.48	2.30	0.36

Earnings per ADS attributable to ordinary shareholders(1)
Basic	10.66	1.99	0.31	28.29	18.66	2.90
Diluted	10.48	1.97	0.31	27.83	18.44	2.86

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,602	21,562		21,591	21,658
Diluted	21,962	21,794		21,943	21,916

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Commerce(1)	130,922	171,170	26,565	264,240	351,411	54,538
Cloud computing(2)(5)	15,029	20,007	3,105	27,466	36,058	5,596
Digital media and entertainment(3)	8,066	8,081	1,254	15,060	16,154	2,507
Innovation initiatives and others(4)(5)	1,042	1,432	223	2,044	2,807	436
Total	155,059	200,690	31,147	308,810	406,430	63,077

(1)	Revenue from commerce is primarily generated from our China retail marketplaces, Sun Art, Freshippo, 1688.com, Lazada, AliExpress, Alibaba.com, Cainiao logistics services and Local Consumer Services.

(2)	Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)	Revenue from digital media and entertainment is primarily generated from Youku, Alibaba Pictures and other entertainment businesses.

(4)	Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED
INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

		(in millions)			(in millions)
Commerce	30,894	25,617	3,976	76,086	64,639	10,032
Cloud computing(1)	(5,107)	(1,985)	(308)	(7,798)	(3,628)	(563)
Digital media and entertainment	(2,351)	(1,700)	(264)	(4,369)	(2,710)	(421)
Innovation initiatives and others(1)	(2,971)	(3,904)	(606)	(5,619)	(6,843)	(1,062)
Unallocated	(6,831)	(3,022)	(469)	(9,961)	(5,605)	(870)
Total	13,634	15,006	2,329	48,339	45,853	7,116

(1)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

		(in millions)			(in millions)
Commerce	45,958	33,270	5,163	97,195	78,861	12,239
Cloud computing(1)	(567)	396	61	(1,688)	736	114
Digital media and entertainment	(710)	(931)	(144)	(2,031)	(1,350)	(209)
Innovation initiatives and others(1)	(1,970)	(2,882)	(447)	(3,896)	(5,030)	(781)
Unallocated	(1,495)	(1,820)	(282)	(2,992)	(3,453)	(536)
Total	41,216	28,033	4,351	86,588	69,764	10,827

(1)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the six months ended September 30, 2021:

	Six months ended September 30, 2021
				Digital media	Innovation
			Cloud	and	initiatives
	Commerce(1)		computing(2)	entertainment	and others(2)	Unallocated(3)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	351,411		36,058	16,154	2,807	—	406,430	63,077
Income (Loss) from operations	64,639		(3,628)	(2,710)	(6,843)	(5,605)	45,853	7,116
Add: Share-based compensation expense	8,805		4,356	949	1,785	2,037	17,932	2,783
Add: Amortization of intangible assets	5,417		8	411	28	115	5,979	928
Adjusted EBITA	78,861	(4)	736	(1,350)	(5,030)	(3,453)	69,764	10,827
Adjusted EBITA margin	22%		2%	(8)%	(179)%		17%

	Six months ended September 30, 2020
				Digital media	Innovation
			Cloud	and	initiatives
	Commerce(1)		computing(2)	entertainment	and others(2)	Unallocated(3)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	264,240		27,466	15,060	2,044	—	308,810
Income (Loss) from operations	76,086		(7,798)	(4,369)	(5,619)	(9,961)	48,339
Add: Share-based compensation expense	15,908		6,098	1,865	1,679	6,859	32,409
Add: Amortization of intangible assets	5,201		12	473	44	110	5,840
Adjusted EBITA	97,195	(4)	(1,688)	(2,031)	(3,896)	(2,992)	86,588
Adjusted EBITA margin	37%		(6)%	(13)%	(191)%		28%

(1)	The “Commerce” segment was previously referred to as “Core commerce” segment.

(2)	Beginning on April 1, 2021, we reclassified the results of our DingTalk business, which was previously reported under the innovation initiatives and others segment, to the cloud computing segment. This reclassification conforms to the way that we manage and monitor segment performance and reflects the integration of DingTalk with Alibaba Cloud to further facilitate the digital transformation of our enterprise customers. Comparative figures were reclassified to conform to this presentation.

(3)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(4)	Commerce adjusted EBITA before key strategic investments increased 3% year-over-year to RMB111,756 million (US$17,344 million). Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly. “Commerce adjusted EBITA before key strategic investments” was previously referred to as “Marketplace-based core commerce adjusted EBITA”. A reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments is included at the end of this results announcement.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2021	2021
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	321,262	272,206	42,246
Short-term investments	152,376	171,222	26,573
Restricted cash and escrow receivables	35,207	39,013	6,055
Equity securities and other investments	9,807	15,777	2,448
Prepayments, receivables and other assets	124,708	139,829	21,701
Total current assets	643,360	638,047	99,023

Equity securities and other investments	237,221	246,834	38,308
Prepayments, receivables and other assets	98,432	109,411	16,981
Investment in equity method investees	200,189	214,540	33,296
Property and equipment, net	147,412	157,066	24,376
Intangible assets, net	70,833	64,888	10,070
Goodwill	292,771	294,888	45,766
Total assets	1,690,218	1,725,674	267,820

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	3,606	9,152	1,420
Current unsecured senior notes	9,831	9,694	1,504
Income tax payable	25,275	22,626	3,511
Accrued expenses, accounts payable and other liabilities	261,140	265,937	41,273
Merchant deposits	15,017	14,617	2,269
Deferred revenue and customer advances	62,489	65,837	10,218
Total current liabilities	377,358	387,863	60,195

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2021	2021
	RMB	RMB	US$
		(in millions)
Deferred revenue	3,158	3,450	535
Deferred tax liabilities	59,598	61,731	9,581
Non-current bank borrowings	38,335	36,930	5,732
Non-current unsecured senior notes	97,381	95,977	14,895
Other liabilities	30,754	31,406	4,874
Total liabilities	606,584	617,357	95,812

Commitments and contingencies	—	—	—

Mezzanine equity	8,673	10,394	1,613

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	394,308	408,860	63,454
Treasury shares at cost	—	(807)	(125)
Subscription receivables	(47)	(46)	(7)
Statutory reserves	7,347	8,109	1,259
Accumulated other comprehensive loss	(19,063)	(23,013)	(3,572)
Retained earnings	554,924	569,720	88,419

Total shareholders’ equity	937,470	962,824	149,428
Noncontrolling interests	137,491	135,099	20,967

Total equity	1,074,961	1,097,923	170,395

Total liabilities, mezzanine equity and equity	1,690,218	1,725,674	267,820

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net cash provided by operating activities	54,296	35,830	5,561	104,395	69,433	10,776
Net cash used in investing activities	(69,053)	(29,773)	(4,621)	(136,781)	(77,548)	(12,035)
Net cash provided by (used in) financing activities	10,106	(23,670)	(3,673)	5,497	(35,138)	(5,453)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(3,853)	195	30	(4,204)	(1,997)	(310)

Decrease in cash and cash equivalents, restricted cash and escrow receivables	(8,504)	(17,418)	(2,703)	(31,093)	(45,250)	(7,022)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	323,393	328,637	51,004	345,982	356,469	55,323
Cash and cash equivalents, restricted cash and escrow receivables at end of period	314,889	311,219	48,301	314,889	311,219	48,301

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.

GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	26,524	3,377	524	72,961	46,212	7,172
Less: Interest and investment income, net	(10,510)	11,456	1,778	(32,647)	(2,645)	(410)
Add: Interest expense	1,101	1,267	197	2,224	2,534	393
Less: Other income, net	(1,148)	(1,663)	(258)	(2,641)	(3,820)	(593)
Add: Income tax expenses	1,911	6,087	944	13,035	15,183	2,356
Add: Share of results of equity method investees	(4,244)	(5,518)	(856)	(4,593)	(11,611)	(1,802)
Income from operations	13,634	15,006	2,329	48,339	45,853	7,116
Add: Share-based compensation expense	24,694	10,121	1,571	32,409	17,932	2,783
Add: Amortization of intangible assets	2,888	2,906	451	5,840	5,979	928
Adjusted EBITA	41,216	28,033	4,351	86,588	69,764	10,827
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	6,309	6,807	1,056	11,976	13,704	2,127
Adjusted EBITDA	47,525	34,840	5,407	98,564	83,468	12,954

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.

GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for commerce to commerce adjusted EBITA before key strategic investments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Adjusted EBITA for commerce	45,958	33,270	5,163	97,195	78,861	12,239
Less: Effects of New Retail businesses, Local Consumer Services, Taobao Deals, Lazada, Cainiao Network, and others(1)	6,396	18,971	2,945	11,570	32,895	5,105
Commerce adjusted EBITA before key strategic investments(1)	52,354	52,241	8,108	108,765	111,756	17,344

(1)	Starting from the quarter ended March 31, 2021, for purposes of presenting our commerce adjusted EBITA before key strategic investments, we expanded the list of key strategic investment areas that we break out in order to present the progress of these areas. Comparative figures are presented in the same manner accordingly.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.

GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net income	26,524	3,377	524	72,961	46,212	7,172
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	24,694	10,121	1,571	32,409	17,932	2,783
Amortization of intangible assets	2,888	2,906	451	5,840	5,979	928
Impairment of investments	5,666	3,120	484	5,769	3,517	546
(Gain) Loss on deemed disposals/disposals/ revaluation of investments and others	(12,721)	11,273	1,750	(31,751)	649	101
Tax effects on non-GAAP adjustments(1)	37	(2,273)	(353)	1,334	(2,324)	(361)
Non-GAAP net income	47,088	28,524	4,427	86,562	71,965	11,169

(1)	Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.

GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	28,769	5,367	833	76,360	50,508	7,839
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(13)	(1)	—	(26)	(3)	(1)
Net income attributable to ordinary shareholders – diluted	28,756	5,366	833	76,334	50,505	7,838
Add: Non-GAAP adjustments to net income(1)	20,564	25,147	3,903	13,601	25,753	3,997
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	49,320	30,513	4,736	89,935	76,258	11,835
Weighted average number of shares on a diluted basis (million shares)(5)	21,962	21,794		21,943	21,916
Diluted earnings per share(2)(5)	1.31	0.25	0.04	3.48	2.30	0.36
Add: Non-GAAP adjustments to net income per share(3)(5)	0.94	1.15	0.18	0.62	1.18	0.18
Non-GAAP diluted earnings per share(4)(5)	2.25	1.40	0.22	4.10	3.48	0.54
Diluted earnings per ADS(2)(5)	10.48	1.97	0.31	27.83	18.44	2.86
Add: Non-GAAP adjustments to net income per ADS(3)(5)	7.49	9.23	1.43	4.96	9.40	1.46
Non-GAAP diluted earnings per ADS(4)(5)	17.97	11.20	1.74	32.79	27.84	4.32

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non- GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED
RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S.

GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
		(in millions)			(in millions)
Net cash provided by operating activities	54,296	35,830	5,561	104,395	69,433	10,776
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(11,876)	(12,677)	(1,968)	(25,248)	(23,574)	(3,659)
Less: Acquisition of intangible assets	(1,662)	(14)	(2)	(1,718)	(15)	(2)
Less: Changes in the consumer protection fund deposits	(218)	(900)	(140)	(319)	(2,922)	(454)
Free cash flow	40,540	22,239	3,451	77,110	42,922	6,661